CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have issued our report dated March 27, 2019, with respect to the consolidated financial statements included in the Annual Report of Trilogy International Partners Inc. on Form 40-F for the year ended December 31, 2018. We consent to the inclusion of said report in the Annual Report of Trilogy International Partners Inc. on Form 40-F and to the incorporation by reference of said report in the Registration Statements of Trilogy International Partners Inc. on Form F-10 (File No. 333-219429) and on Form S-8 (File No. 333-218631).

/s/ Grant Thornton LLP

Seattle, Washington

March 27, 2019